UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2009

ORIX Corporation

(Translation of registrant’s name into English)

Mita NN Building 4-1-23 Shiba, Minato-ku

Tokyo, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

1.	English press release entitled, “Announcement Regarding Primary Offering of New Shares”, made public on Thursday, July 2, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 2, 2009	By:	/s/ Haruyuki Urata
	Name:	Haruyuki Urata
	Title:	Director Deputy President Chief Financial Officer

July 2, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

Announcement Regarding Primary Offering of New Shares

TOKYO, Japan – July 2, 2009 – ORIX Corporation (TSE, OSE: 8591, NYSE: IX, hereinafter “ORIX”), a leading integrated financial services group, today made a public announcement that the issuance of new shares has been resolved in accordance with the approval by the Board of Directors on June 23, 2009 and by the Representative Executive Officer on July 2, 2009. The details are as follows.

In response to uncertainty in the global economy and the tightening of credit, the ORIX group implemented strategies focused on the fortification of its financial position and reduced balance sheet risk, resulting in the group being positioned for the next growth cycle. To be able to further expand on existing measures and executed initiatives, the rationale behind the capital raising is consolidation and completion of crisis response measures, reinforcement of the group’s competitive advantages and enhancement of debt finance capacity and flexibility.

Capitalizing on the group’s business strengths and client base, management perceives future potential in three core areas: the SME (small and medium enterprises) market, real estate and the Asia region. The SME market, ORIX’s core client base, plays an important role in Japan’s economy, offering the group unique opportunities to capitalize on its successful diversification into numerous business sectors by providing integrated solutions as a one-stop financial services provider. In a similar manner, the group’s extensive expertise in real estate, and the resulting full-line value chain of services presents opportunities to pioneer yet untapped markets. And finally, active in the region since 1971, the group’s depth and breadth of experience in Asia, in addition to its long-term alliances with local partners and strong brand recognition, offers opportunities to export specific expertise cultivated in Japan to under-developed markets and sectors in Asian markets.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Primary Offering of New Shares

(1)	Class and Number of Shares to be Offered	18,000,000 shares of common stock of ORIX (the “Shares”), which is the sum of (i) and (ii) below.

(i) 16,289,600 shares to be underwritten by the underwriters in each of the offerings specified in (4) (i) and (ii) below.

(ii) A maximum of 1,710,400 shares, which shall be the subject of a purchase option to be granted to the International Underwriters specified in (4) (ii) below for the purchase of the additionally issued shares.

(2)	Method of Determination of the Amount to be Paid	The amount to be paid will be determined on the date of the determination of the issue price, etc. (which may be any day in the period from Monday, July 13, 2009 to Wednesday, July 15, 2009) (the “Determination Date”) in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (the “JSDA”).

(3)	Amount of Stated Capital and Capital Reserve to be Increased	The amount of increase in stated capital shall be half of the maximum amount of increase in stated capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of increase in capital reserve shall be an amount equal to the maximum amount of increase in stated capital less the actual increase in stated capital.

(4)	Method of Offering	(i)

Japanese Public Offering:

The offering in Japan shall be a public offering (the “Japanese Public Offering”). Nikko Citigroup Limited, UBS Securities Japan Ltd, Merrill Lynch Japan Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd., Okasan Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Toyo Securities Co., Ltd. and Marusan Securities Co., Ltd. (collectively, the “Initial Japanese Underwriters”) shall underwrite and purchase all of the shares with respect to the Japanese Public Offering, and the Initial Japanese Underwriters and ORIX Securities Corporation (collectively, the “Japanese Underwriters”), for which Nikko Citigroup Limited and UBS Securities Japan Ltd are serving as representatives, shall offer such shares.

(ii)

International Offering:

In the overseas offering centering on the United States and Europe (the “International Offering”), the aggregate number of shares shall be purchased severally by UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (collectively, the “International Underwriters” and, together with the Japanese Underwriters, the “Underwriters”). ORIX shall grant the International Underwriters an option to purchase the additionally issued shares described in (1) (ii) above.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(iii)	With regard to the offerings described in (i) and (ii) above, the number of shares to be issued is scheduled to be 4,886,860 shares for the Japanese Public Offering and 13,113,140 shares for the International Offering (16,289,600 shares to be underwritten as described in (1) (i) above and 1,710,400 additional shares to be purchased upon exercise of the option described in (1) (ii) above). The final breakdown shall be determined on the Determination Date by taking into account market demand and other factors.

(iv)	The joint global coordinators of the offerings described in (i) and (ii) above shall be: UBS Securities Japan Ltd, Merrill Lynch Japan Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd., and Nikko Citigroup Limited. The joint lead managers for the Japanese Public Offering are Nikko Citigroup Limited and UBS Securities Japan Ltd, and analysis of demand and distribution for individual investors and corporate investors will be handled by Nikko Citigroup Limited, and for institutional investors by UBS Securities Japan Ltd. The joint lead managers and joint book runners for the International Offering are UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. Incorporated.

(v)	The issue price with regard to each offering described in (i) and (ii) above shall be determined on the Determination Date, based on the preliminary pricing terms calculated by multiplying the yen amount of the closing price in regular trading of the Shares on the First Section of the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price on the immediately preceding date) by a factor of 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. provided by the JSDA, taking into account market demand and other factors.

(vi)

ORIX will not pay underwriting fees to the underwriters of each offering described in (i) and (ii) above. However, the Initial Japanese Underwriters and the International Underwriters shall receive as proceeds the aggregate amount of the difference between (a) the issue price (the offering price) in the Japanese Offering and International Offering and (b) the amount to be paid to ORIX by the Initial Japanese Underwriters and the International Underwriters.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(5)	Subscription Period (in Japan)	The subscription period shall be from the first business day following the Determination Date to the second business day following the Determination Date.

(6)	Payment Date	The payment date shall be any day in the period from Tuesday, July 21, 2009 to Thursday, July 23, 2009; provided, however, that such day shall be the fifth business day following the Determination Date.

(7)	Subscription Unit	10 shares

(8)	Use of Proceeds	The entire amount shall be used for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

(9)	The amount to be paid, the issue price (the offering price), the amount of increase in stated capital and capital reserve, and any other matters necessary for the Japanese Public Offering and the International Offering shall be determined at the discretion of the authorized Representative Executive Officer of ORIX.

(10)	The Japanese Public Offering and the International Offering shall be subject to the effectiveness of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan and the U.S. Securities Act of 1933, respectively.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For Reference

1.	Change in the number of issued shares as a result of the offering of new shares

Number of issued shares at present (as of June 30, 2009):	92,217,488 shares
Increase in number of shares as a result of primary offering:	18,000,000 shares	[1]
Total number of issued shares after the offering of new shares:	110,217,488 shares	[1]

(Note) 1.	Assumes the International Underwriters exercise the purchase option described in (1) (ii) of “Primary Offering of New Shares” above.

2.	Use of proceeds

(1)	Use of proceeds

Proceeds are planned to be used for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

(2)	Change in the use of proceeds from previous fundraisings

Not applicable.

(3)	Expected impact on business results

ORIX believes that the issuance of the Shares will contribute to stabilization of its business base and enhancement of its results in order to realize growth of the group over the medium to long-term.

3.	Profit distribution to shareholders, etc.

(1)	Profit distribution policy

ORIX aims to maximize shareholder value over the medium to long-term by securing operational profit as retained earnings to strengthen its operating base and invest in growth opportunities, while at the same time making appropriate distributions of profits to meet shareholders’ expectations.

(2)	Determination of dividends

Under the current difficult economic conditions, ORIX has adopted a dividend policy that prioritizes improved operational stability by seeking to increase retained earnings. Dividends are generally scheduled to be distributed once per year at the end of the fiscal year.

(3)	Internal reserves

To ensure financial stability and sustainable growth, retained earnings will be used to strengthen the operating base and to invest for future growth.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(4)	Dividends for the past three fiscal years

	FY March 2007	FY March 2008	FY March 2009
Net income (loss) per share (JPY) (consolidated basis)	2,177.10	1,860.63	246.59
Dividends per share (JPY)	130	260	70
Payout ratio (consolidated basis)	6.0%	14.0%	28.4%
Return on equity (consolidated basis)	18.30%	13.78%	1.80%
Dividend on equity ratio (consolidated basis)	1.1%	1.9%	0.5%

(Notes)	1.	Preparation of the above figures is based on U.S. GAAP requirements in connection with ORIX’s ADS and other offerings.
	2.	Return on equity for each period and dividend on equity ratio are calculated based on total shareholders’ equity under U.S. GAAP.
	3.	Return on equity for each period is calculated as net income divided by shareholders’ equity (the average of shareholder’s equity at the beginning and end of the relevant fiscal year).
	4.	Dividend on equity ratio for each period is calculated as the annual dividend payout divided by shareholders’ equity (the average of shareholder’s equity at the beginning and end of the relevant fiscal year).

4.	Other matters

(1)	Designation of party to receive distribution

Not applicable.

(2)	Information on dilutive shares

The dilution ratio after the issuance of the Shares is expected to be 22.62% as a result of the offering.

(Note)	The dilution ratio is calculated based on a total of 24,927,108 shares (as of June 30, 2009), that is, the total of the number of shares to be issued upon exercise of stock acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the 2001 Amendment to the former Commercial Code of Japan, stock acquisition rights pursuant to the provisions of Articles 236, 238 and 239 (and Article 240 in the case of executive officers and directors of ORIX) of the Corporation Law of Japan, rights for bonds with stock acquisition rights pursuant to Article 341-2 of the 2001 Amendment to the former Commercial Code of Japan and stock subscription rights pursuant to Paragraph 2 of Article 280-19 of the former Commercial Code of Japan, and exercise of rights for bonds with stock acquisition rights pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, divided by the number of shares outstanding after the issuance of the Shares.

(3)	Equity finance in past three years

(i)	Equity finance in past three years

Issuance of Series Three Unsecured Convertible Bonds with Stock Acquisition Rights

Aggregate principal amount	JPY 150,000,000,000
Initial conversion price	JPY 7,138
Payment date	Wednesday, December 17, 2008

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(ii)	Changes in share price for past three fiscal years and during the most recent time period

	FY March 2007	FY March 2008	FY March 2009	FY March 2010
Opening (JPY)	37,300	31,100	13,980	3,320
High (JPY)	38,150	35,200	21,240	6,710
Low (JPY)	24,330	11,930	1,707	3,200
Closing (JPY)	30,700	13,600	3,170	5,530
Price/earnings ratio (consolidated)	14.10	7.31	12.86	—

(Notes)	1.	The share prices for FY March 2010 above are the prices for the fiscal year ending March 31, 2010 through July 1, 2009.
	2.	Price/earnings ratio is a fraction, the numerator of which is the share price (closing price) as at the end of each fiscal year and the denominator of which is net income per share for the relevant fiscal year. Figures for March 2010 are not included as they cannot be determined yet.

(4)	Lock-up Agreement

ORIX has agreed that, during a period beginning on the Determination Date of the Japanese Public Offering and the International Offering and ending 180 days after the payment date of these offerings, ORIX will not, without the prior written consent of the joint global coordinators, issue any of its common stock, American Depositary Shares (the “ADS”) representing common stock or any other securities convertible or exchangeable into its common stock or ADSs or enter into certain other transactions similar to the issuance of such securities; provided, however, that the offer and sale of the shares as contemplated by the Japanese Public Offering, and the International Offering, shares of common stock issued in connection with any stock split or any stock dividend, issuance of shares of common stock and sale of treasury shares in connection with any corporate reorganization, issuance of shares of common stock and sale of treasury shares upon exercise of stock acquisition rights attached to the convertible bonds with stock acquisition rights outstanding on the Determination Date, issuance of employee stock options pursuant to stock option plans and issuance of shares of common stock and sale of treasury shares upon exercise of the employee stock options, sale of treasury shares to any retired or resigned executive officers and directors pursuant to a stock compensation plan, and sale of treasury shares to shareholders holding less than one unit of shares of common stock are excepted.

(5)	Sale of Treasury Shares to a Retired Officer

Prior to the Japanese Public Offering and the International Offering, ORIX will sell treasury shares in accordance with the decision of the Representative Executive Officer made on June 23, 2009, as follows. The purpose of the sale of treasury shares is to sell such shares to an officer who retired as of Tuesday, June 23, 2009 as part of the remuneration package for his term of office. All proceeds gained by the sale of treasury shares will be used as working capital.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Terms of the Sale of Treasury Shares

(1)	Class and Number of Shares to be Sold	5,750 shares of common stock of ORIX.

(2)	Amount to be Paid	JPY 6,200 per share (the closing price in regular trading of ORIX’s common stock on the First Section of the Tokyo Stock Exchange on Tuesday, June 23, 2009)

(3)	Closing Date	The closing date shall be Thursday, July 9, 2009.

(4)	Purchaser of the Treasury Shares	Certain third-party.

This press release does not constitute any part of an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issuance of new shares of ORIX, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus and any amendment thereto (if any) concerning the issuance of new shares prepared by ORIX prior to making any investment decision.

ORIX has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (Registration No. 333-160409) relating to the portion of the offering to be conducted in the United States. A copy of the preliminary prospectus may be obtained, when available, by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, Phone: 1-888-827-6444, ext. 561-3884, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, Phone: (212) 449-1000, or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: 1-866-718-1649. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.